Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As of June 30, 2019, and for the Six Months then Ended

Cautionary Statement Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, expansion of marketing and channel activities, converting prospects to customers, statements that contain projections of expected market size, results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the overall global economic environment;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy; and

●	litigation.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report on Form 20-F for the year ended December 31, 2018, or our Annual Report, which is on file with the Securities and Exchange Commission, or the SEC, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General

Introduction

Unless indicated otherwise by the context, all references in this report to “Safe-T”, the “Company”, “we”, “us” or “our” are to Safe-T Group Ltd. and its subsidiaries. All references in this report to “dollars” or “$” means United States dollars.

You should read the following discussion and analysis in conjunction with our unaudited consolidated financial statements for the six months ended June 30, 2019 and notes thereto, and together with our audited consolidated financial statements for the year ended December 31, 2018 and notes thereto filed with the SEC as part of our Annual Report.

Overview

We develop and market Zero Trust Access solutions which mitigate attacks on enterprises’ business-critical services and sensitive data, while ensuring full business continuity. We ensure all access use cases of the organization, whether into the organization or out to the internet, are secured according to Zero Trust concepts of ‘validate first, access later.’ Our wide range of access solutions reduces our customers’ attack surface, and allows for smooth and efficient traffic flow, empowering enterprises to safely migrate to the cloud and enable digital transformation. Our patented Reverse-Access technology, and proprietary routing technology, helps secure data, services, and networks from internal and external threats.

We believe that our innovative products create strong perimeter security as a result of our patented Reverse-Access technology. Reverse-Access is an innovative and unique technology, providing for “reverse movement” of communication, and is designed to reduce the need to store sensitive data in the demilitarized zone (unfirewalled), and to open ports in the organizations’ firewall, thus enabling secure access to networks and services.

Critical Accounting Policies

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  A comprehensive discussion of our critical accounting policies is included in “Item 5. Operating and Financial Review and Prospects - Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report.

Results of Operations

The following discussion of our unaudited results of operations for the six-month periods ended June 30, 2019 and 2018, included in the following table, which presents selected financial information data, is based upon our unaudited statements of profit or loss contained in our financial statements for those periods, and the related notes.

	For the Six-Month Period Ended June 30,
	2019	2018
U.S. dollars in thousands, except per share data
Revenues	821	755
Cost of revenues	416	429
Gross profit	405	326

Research and development expenses, net	1,373	1,034
Sales and marketing expenses	1,637	3,149
General and administrative expenses	1,628	924
Operating loss	(4,233)	(4,781)

Financial income, net	1,720	872
Taxes on income (expenses), net	3	(3)
Net loss for the period	(2,510)	(3,912)

Basic loss per share	(0.02)	(0.18)

Diluted loss per share	(0.02)	(0.20)

Comparison of the six months ended June 30, 2019 to the six months ended June 30, 2018

Revenues

The following table summarizes our revenues through types and regions for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

Revenues through types:

	For the Six-Month Period Ended June 30,
	2019	2018
U.S. dollars in thousands
Revenues from sale of licenses	328	408
Revenues from provision of maintenance and support services	360	298
Revenues from SAAS ("software as a service") arrangements	119	-
Revenues from provision of other services	14	49
Total	821	755

Revenues through regions:

	For the Six-Month Period Ended June 30,
	2019	2018
U.S. dollars in thousands
Revenues from Israel	535	479
Revenues from North America	191	166
Revenues from Other	95	110
Total	821	755

Total revenues for the six months ended June 30, 2019 amounted to $821,000, compared to an amount of $755,000 generated in the six months ended June 30, 2018. The main reason for the increase is consolidation of NetNut’s revenues since the acquisition date of June 12, 2019, partially offset by a reduction of revenues in the Asia-Pacific region.

Cost of Revenues

The following table summarizes our cost of revenues for the periods presented, as well as presenting the gross profit as a percentage of total revenues. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	For the Six-Month Period Ended June 30,
U.S. dollars in thousands	2019	2018
Payroll, related expenses and share-based payment	144	247
Expenses relating to amortization of intangible assets	198	122
Other	74	60
Total cost of revenues	416	429
Gross profit	405	326
Gross profit %	49%	43%

Cost of revenues for the six months ended June 30, 2019 totaled to $416,000 compared to cost of revenues at the amount of $429,000 for the equivalent period in 2018. The decrease is mainly due to streamlining of support and post sales teams, partially offset by an increase due to amortization costs of intangible assets acquired with the NetNut acquisition.

Research and Development Expenses, net

The following table summarizes our research and development, or R&D, costs for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	For the Six-Month Period Ended June 30,
U.S. dollars in thousands	2019	2018
Payroll, related expenses and share-based payment	861	701
Subcontractors	334	176
Other	178	157
Total research and development expenses	1,373	1,034

R&D expenses for the six months ended June 30, 2019 were $1,373,000, compared to $1,034,000 for the six months ended June 30, 2018. The increase was mainly attributed to enhanced investment in R&D staff during the first quarter of 2019, as well as an increase in subcontractors’ costs.

Sales and Marketing Expenses

The following table summarizes our sales and marketing, or S&M, costs for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	For the Six-Month Period Ended June 30,
U.S. dollars in thousands	2019	2018
Payroll, related expenses and share-based payment	1,049	1,668
Professional fees	219	653
Marketing	224	381
Travel	42	114
Office expenses & Other	103	333
Total selling and marketing expenses	1,637	3,149

S&M expenses for the six months ended June 30, 2019 totaled to $1,637,000 compared to an amount of $3,149,000 for the six months ended June 30, 2018. The decrease was primarily attributed to a reduction of overall salaries, professional and marketing costs as part of a strategic decision to focus selling and marketing efforts on the SDA/SDP product.

General and Administrative Expenses

The following table summarizes our general and administrative, or G&A, costs for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	For the Six-Month Period Ended June 30,
U.S. dollars in thousands	2019	2018
Payroll, related expenses and share-based payment	848	449
Professional fees	657	391
Office expenses & Other	123	84
Total general and administration expenses	1,628	924

G&A expenses for the six-month ended June 30, 2019 totaled to $1,628,000, compared to $924,000 in the equivalent period in 2018. The increase is a result of higher share-based costs and professional services costs due to the Company’s Nasdaq dual listing and costs associated with the closing of the NetNut acquisition, as well as the debentures used to finance such acquisition.

Operating Loss

As a result of the foregoing, our operating loss for the six months ended June 30, 2019 was $4,233,000, compared to an operating loss of $4,781,000 in the equivalent period in 2018.

Financial income, net

We had net financial income of $1,720,000 for the for the six months ended June 30, 2019, compared to net financial income of $872,000 for the six months ended June 30, 2018. The increase is primarily due to a reduction in the fair value of convertible debenture and derivative financial instruments liabilities, net of day 1 loss amortization recorded for the period. This compared to a smaller reduction in derivative financial instruments in the equivalent period of 2018.

Net loss for the year

As a result of the foregoing, our net loss for the six months ended June 30, 2019 was $2,510,000, compared to a loss of $3,912,000 during the equivalent period in 2018.

Liquidity and Capital Resources

Overview

As of September 23, 2019, our cash and cash equivalents of $0.6 million were held for working capital, capital expenditures, investment in technology and business acquisition purposes. Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced product and service offerings, and the continuing market acceptance of our products. In the event that additional financing is required from outside sources, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results, and financial condition would be adversely affected, and there is substantial doubt about our ability to continue as a going concern.

.

	For the Six-Month Period Ended June 30,
U.S. dollars in thousands	2019	2018
Net cash used in operating activities	(3,010)	(4,184)

Net cash used in investing activities	(5,758)	(34)

Net cash provided by financing activities	5,954	2,669

Net decrease in cash and cash equivalents	(2,814)	(1,549)

Cash Flows Used in Operating Activities

During the six months ended June 30, 2019, net cash used in operating activities was $3,010,000, primarily attributed to operational costs which exceeded cash flows from customers’ payments. The decrease compared to $4,184,000 used in operating activities during the six months ended June 30, 2018, is primarily attributed to a reduction in the Company’s staff as well as professional services.

Cash Flows Used in Investing Activities

During the year six months ended June 30, 2019, net cash used in investing activities was $5,758,000, compared to net cash used in investing activities of $34,000 during the six months ended June 30, 2018. The increase is attributed almost solely to the cash we used to fund the NetNut acquisition.

Cash Flows Used in Financing Activities

During the six months ended June 30, 2019, net cash provided by financing activities was $5,954,000, primarily attributed to a convertible loan we received in order to finance the NetNut acquisition.

During the six months ended June 30, 2018, net cash provided by financing activities was $2,669,000, primarily attributed to the issuance of ordinary shares and warrants, net of issuance expenses, from a private offering.

Change in Cash and Cash Equivalents

As a result of the foregoing, our cash and cash equivalents decreased in the amount of $2,814,000 during the six months ended June 30, 2019, compared to a decrease in the amount of $1,549,000 during the six months ended June 30, 2018.

During the second quarter of 2019 the Company obtained a $6 million convertible loan against the issuance of convertible debentures, in order to finance the NetNut acquisition, which was acquired in the amount of approximately $5.8 million in cash, excluding potential future earn-out payments and other non-cash consideration. As of June 30, 2019, the outstanding balance of the convertible debentures, after partial conversion, was $5.4 million.

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our equity securities. We have incurred losses and generated negative cash flows from operations since our subsidiary, Safe-T Data A.R Ltd., inception in February 2013.

As of September 23, 2019, our cash and cash equivalents, including short-term bank deposits, were $0.6 million. We expect that our current resources will be sufficient to meet our anticipated cash needs for at least until November 2019; however, we expect that we will require substantial additional capital to continue the development of, and to commercialize, our products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through equity financings. Currently, we cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. This raises substantial doubts about our ability to continue as a going concern.

Corporate Update

On August 9, 2019, John Parmley resigned as the Chief Executive Officer of our subsidiary, Safe-T USA Inc. In addition, Noam Markfeld, our Executive VP Sales, has provided us with notice regarding his resignation. Mr. Markfeld’s employment with us will end on September 30, 2019. The resignations of Mr. Parmley and Mr. Markfeld were not the result of any disagreement with us.